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CUSIP No. 719068 10 8          SCHEDULE 13D                  Page 1 of 6
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)
                        PHOENIX GOLD INTERNATIONAL, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   719068 10 8
                                 (CUSIP Number)

                                   Nelson Obus
                            Wynnefield Capital, Inc.
                            450 7th Avenue, Suite 509
                            New York, New York 10123
                                 (212) 760-0134
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 719068 10 8          SCHEDULE 13D                  Page 2 of 6
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      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).
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            Wynnefield Partners Small Cap Value, L.P.

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      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)
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            (a)  [X]

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            (b)

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      3.    SEC Use Only
            ....................................................................
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      4.    Source of Funds (See Instructions) WC

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
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      6.    Citizenship or Place of Organization:
            Delaware
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Number of
Shares            7. Sole Voting Power: 141,140
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 274,810
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 141,140
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 274,810
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     11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
            415,950
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     12.    Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
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     13.    Percent of Class Represented by Amount in Row (11):  13.8%

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     14.    Type of Reporting Person (See Instructions)
            PN
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CUSIP No. 719068 10 8          SCHEDULE 13D                  Page 3 of 6
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      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).
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            Wynnefield Partners Small Cap Value, L.P. I

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      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)
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            (a)  [X]

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            (b)

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      3.    SEC Use Only
            ....................................................................
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      4.    Source of Funds (See Instructions) WC

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
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      6.    Citizenship or Place of Organization:
            Delaware
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Number of
Shares            7. Sole Voting Power: 189,260
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 226,690
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 189,260
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 226,690
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     11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
            415,950
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     12.    Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
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     13.    Percent of Class Represented by Amount in Row (11):  13.8%

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     14.    Type of Reporting Person (See Instructions)
            PN
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CUSIP No. 719068 10 8          SCHEDULE 13D                  Page 4 of 6
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      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).
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            Wynnefield Small Cap Value Offshore Fund, Ltd.

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      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)
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            (a)  [X]

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            (b)

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      3.    SEC Use Only
            ....................................................................
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      4.    Source of Funds (See Instructions) WC

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
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      6.    Citizenship or Place of Organization:
            Cayman Islands
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Number of
Shares            7. Sole Voting Power: 85,550
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 330,400
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 85,550
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 330,400
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     11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
            415,950
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     12.    Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
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     13.    Percent of Class Represented by Amount in Row (11): 13.8%

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     14.    Type of Reporting Person (See Instructions)
            PN

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CUSIP No. 719068 10 8          SCHEDULE 13D                  Page 5 of 6
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                                 SCHEDULE 13D/A
                         Filed pursuant to Rule 13d-2(a)

Introduction

      This Amendment No. 9 to Schedule 13D (this "Statement") amends and supplements the Schedule 13D as amended by Amendment No. 8 filed with the Securities and Exchange Commission on November 21, 2003, by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund, Ltd. (collectively the "Wynnefield Group"). This Statement relates to common stock, $0.01 par value per share, of PHOENIX GOLD INTERNATIONAL, INC., an Oregon corporation ("Issuer").

Item 4.  Purpose of Transaction

      The response to Item No. 4 is hereby supplemented by adding the following:

      On February 5, 2004, the Wynnefield Group issued a press release responding to preliminary voting results announced at Issuer's annual meeting of shareholders held February 3, 2004. The preliminary results indicate that, excluding shares voted by Issuer's CEO, nearly 60 percent of votes cast by outside shareholders were withheld from management's director nominees and over 90 percent of votes cast by outside shareholders were voted for the Wynnefield Group's proposal for cumulative voting in director elections. If shares voted by the Wynnefield Group are also excluded, 78 percent of shares cast that were unaffiliated with either the Wynnefield Group or management voted for the proposal, marking a 15 percent increase compared to a similar proposal by the Wynnefield Group at last year's meeting. The press release is attached as
Exhibit 99.1 to this Statement.

Item 7.  Material to be filed as Exhibits

      Item 7 is hereby supplemented by adding the following exhibit:

     Exhibit No.  Description
        99.1      Press release issued by the Wynnefield Group February 5, 2004.

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CUSIP No. 719068 10 8          SCHEDULE 13D                  Page 6 of 6
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                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Date: February 6, 2004.
                                      WYNNEFIELD PARTNERS SMALL CAP VALUE, LP
                                      By:  Wynnefield Capital Management, LLC,
                                           its general partner

                                      /s/ Nelson Obus
                                      ------------------------------------------
                                      Name:   Nelson Obus
                                      Title:  Managing Member


                                      WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I
                                      By:  Wynnefield Capital Management, LLC,
                                           its general partner

                                      /s/ Nelson Obus
                                      ------------------------------------------
                                      Name:   Nelson Obus
                                      Title:  Managing Member

                                      WYNNEFIELD SMALL CAP VALUE
                                      OFFSHORE FUND, LTD.

                                      By: Wynnefield Capital, Inc.

                                      /s/ Nelson Obus
                                      ------------------------------------------
                                      Name:   Nelson Obus
                                      Title:  President

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).